October 6, 2006

Stephen Murdock
Corporate Secretary
Orion Healthcorp, Inc.
1805 Alabama Road
Suite 350
Roswell, GA 30076

Re: **Orion Healthcorp, Inc.**
     Proxy Statement on Schedule 14A
     File No. 1-16587, filed September 11, 2006

Dear Mr. Murdock:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>
<u>General</u>

1. You state that the American Stock Exchange rules require that you aggregate the issuances for purposes of the transaction. However, this is different than aggregating the proposals relating to the issuances, which should be unbundled. Please unbundle the proposals set forth in proposal IV so that investors have the opportunity to evaluate each issuance and vote accordingly. Alternatively, you

> may provide us with an analysis explaining why bundling the proposals is
> appropriate in this case.

2.   Please include the On Line Stock Purchase Agreement and the Brantley Stock
        Purchase Agreement of September the 8th as attachments to the proxy statement.

Q&A, p. 3

3.   Please disclose how Section 713 of the AMEX company guide could apply to the
        proposed transactions. Your only statement is that "some of the issuances would
        be made at a discount to our market value." Disclose what these issuances are,
        who the recipients will be and an estimate of the discount.

Summary, p. 10
General

4.   We note that there are redundant disclosures spanning the Q&A and the sections
        entitled "Summary", "The Special Meeting" and each of the sections explaining
        proposals 1 through 5. Please consider revising these sections to reduce
        redundancy.

5.   Please identify the lender in the senior credit facility. Although it is nonbinding,
        the letter of intent should be included in this filing.

6.   Please disclose how you arrived at the purchase price for the shares ($3.57) for
        the Brantley shares. We note that the closing price of your Class A common
        stock was $0.25 per share on the record date and that the conversion factor on the
        Class B shares is only 6.313. As it appears that Brantley is obtaining a premium
        for its shares, you should disclose this fact and explain why. This comment is also
        applicable to the similar disclosure on page 34. Please revise.

7.   In "Interests of Our Directors and Officers…," you should note the premium
        being paid to Brantley for the Class B shares.

Proposal IV, p. 31

8.   In Background, if the company's board conducted any discussions or other review
        of the transactions described, as appears to be the case, please describe each
        meeting of board members. Indicate who attended the meeting and the matters
        discussed. Please also describe any reservations expressed about the transactions
        and identify the participant who expressed such concerns.

9.   In "Our reasons for the private placement…" please describe any of the negative factors or considerations associated with the private placement that were considered by the board.

10.   Please expand your discussion of the information considered by the special committee. For example, you reference information relating to your strategic plan. What information was the board given about the strategic plan? Please describe the information relied the specific information relied upon by the board for each category of information you describe.

11.   Please expand your discussion of each factor considered by the board and set forth in the bullet points on page 35. For example, you state that the board considered "the overall market for billing, collections…" How did the board assess this factor and what consideration was this factor given?

Opinion of Financial Advisor, p. 35

12.   Please revise the final sentence in the first paragraph under "Overview of Opinion." As currently presented, it may be interpreted as saying that the opinion indicates that the private placement is fair to Brantley IV and Phoenix, as opposed to the unaffiliated stockholders (which does not include Brantley IV or Phoenix).

13.   Please disclose the compensation paid to Valuation Research Corporation. If the compensation includes a bonus or other additional monies paid if the contemplated transactions are consummated, disclose this fact and the amount of these additional sums.

14.   Please disclose that the opinion of the financial advisor does not consider the purchase of B shares from Brantley.

15.   Please also expand your discussion of the Brantley transaction. Explain how the purchase came about, as opposed to a conversion of the shares or some other arrangement. Describe any discussions or negotiations that occurred regarding the transaction. As noted in the comment above, you should also disclose how you reached the price.

16.   Please disclose how the financial advisor reached a discount rate of 20.5% in calculating the Dividend Preference. We note that the interest rate paid on the Note Purchase Agreement is 14%. The senior credit facility (which is secured) appears to have a rate that will be even lower than that.

Market and acquisition multiples approach, p. 37

17.   In addition to the mean and median numbers you have provided in the
        comparables approach, you should describe the EV/EBITDA ratio determined for
        each company included in the analysis.

18.   If the comparables showed mean and median multiples of 7.5 xs and 7.1 xs, why
        did the advisor apply multiples of 6.0xs to 7.0 xs? You should disclose that the
        lower multiples results in a lower valuation for the shares.

Discounted Cash Flow Approach, p. 38

19.   Please disclose how the advisor determined the weighted average cost of capital
        to be 16%-18%.

Controlled Company Status, pp. 40-41

20.   Please explain the negative consequences to shareholders of the company once
        again becoming a "controlled company" under the AMEX's listing regulations.

Management's Discussion and Analysis, page 54

Critical Accounting Policies and Estimates, page 56

Revenue Recognition, page 57

21.   Please include the following information relating to your IPS segment:

        a. For each period presented, quantify and disclose the amount of changes in
            estimates of prior period contractual adjustments that you recorded during the
            current period. For example, for 2005, this amount would represent the
            amount of the difference between estimates of contractual adjustments for
            services provided in 2004 or earlier and the amount of the new estimate or
            settlement that was recorded during 2005.

        b. Provide an aging of accounts receivable, in comparative tabular format, by
            payer classification. In this regard, we would expect self-pay to be separately
            classified from any other grouping. The aging schedule may be based on
            management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60
            days, etc.) or some other reasonable presentation. At a minimum, indicate the
            past due amounts by payer classification. In addition, provide a reconciliation
            of the aging to the total net accounts receivable presented on your balance
            sheet. If your billing system does not have the capacity to provide an aging of
            your receivables by payer classification, state that fact and clarify how this
            affects your ability to estimate your allowance for doubtful debts.

c. If you have amounts that are pending approval from third party payers (i.e., Medicaid Pending), provide the balance of these amounts, where they have been classified in your aging buckets, and with what payer classification they have been grouped. If these amounts are classified outside of self-pay, explain why this classification is appropriate and specify the historical percentage of these amounts that get reclassified into self-pay.

d. Indicate your policy with respect to determining when a receivable is written off. Clarify the threshold (amount and age), if any, for writing off account balances.

e. Provide the days sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.

Where You Can Find Additional Information, p. 98

22.   You should specifically state that the information contained in Attachments F through L is a part of the proxy statement.

Annex I – Unaudited Pro Forma Condensed Combined Financial Statements, page I-1

23.   We note your disclosure that the total purchase costs were allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Please expand your disclosure to include the valuation method used in assessing the fair value of the identifiable intangible assets.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page I-3

24.   In light of the registration rights agreement that the parties will enter into in connection with the private placement, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants to be issued should be classified as liabilities.

Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings, page I-16

25.   It appears as that the amortization in (e) and (f) was calculated on a straight-line basis. Please tell us your basis for using a straight-line rather than an accelerated method of amortization.

Annex J – Historical Financial Statements of Orion HealthCorp, Inc. …, page J-i

Notes to Consolidated Financial Statements, page J-6

Note 1. Organization and Accounting Policies, page J-6

Revenue Recognition, page J-9

26.   Please expand your disclosure to include your policies for recognizing revenue from the various consulting services that MBS provides.

Note 5. Earnings per Share, page J-21

27.   Please include the disclosures contemplated by paragraph 4 of SFAS 129 about each class of your common stock. To the extent that shares of your Class B and Class C common stock are participating, please tell us how it is appropriate to exclude them from your calculation of EPS and how this complies with SFAS 128 and EITF 03-6.

Note 13. Discontinued Operations, page J-31

28.   Based on the disclosures in Notes 4 and 13, it appears that the impairment of intangible assets relates to operations that were reclassified as discontinued operations. While you appear to reclassify the impairment of goodwill as discontinued operations, it is unclear why the impairment of intangible assets is still classified under continuing operations. Please explain to us why this was appropriate. In so doing, please address how paragraph 43 of SFAS 144 applies and, if it does, how this presentation complies with it.

Proxy Card

29.   As some shareholders hold shares in more than one class, please advise as to what consideration you gave to providing separate proxy cards for each class. It appears that you have currently divided a single proxy card into three different sections applicable to the three different classes of common stock. Even though each class will vote on all five proposals, you only include reference to proposal # 3 in the sections applicable to the Class B and Class C shareholders.

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing person you add in response to comments) acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John S. Gambaccini
Benesch, Friedlander, Coplan & Aronoff LLP
2300 BP Tower
200 Public Square
Cleveland, OH 44114-2378
Phone: (216) 363-4175
Fax: (216) 363-4588